UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                         VYTERIS HOLDINGS (NEVADA), INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   894631 209
      --------------------------------------------------------------------
                                 (CUSIP Number)


                                 August 2, 2005
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)
      [X] Rule 13d-1(c)
      [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------------------------------------------------------
CUSIP No. 894631 209
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON

      Qubit Holdings LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT        5.    SOLE VOTING POWER                     0
      OF SHARES               --------------------------------------------------
      BENEFICIALLY            6.    SHARED VOTING POWER           1,737,169
      OWNED BY                --------------------------------------------------
      REPORTING               7.    SOLE DISPOSITIVE POWER                0
      PERSON                  --------------------------------------------------
                              8.    SHARED DISPOSITIVE POWER      1,737,169
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

      1,737,169
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.57%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 894631 209
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON

      Alan Fogelman
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT        5.    SOLE VOTING POWER                     0
      OF SHARES               --------------------------------------------------
      BENEFICIALLY            6.    SHARED VOTING POWER           1,737,169
      OWNED BY                --------------------------------------------------
      REPORTING               7.    SOLE DISPOSITIVE POWER                0
      PERSON                  --------------------------------------------------
                              8.    SHARED DISPOSITIVE POWER      1,737,169
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

      1,737,169
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.57%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

Item 1.

      (a)   Name of Issuer:

                  Vyteris Holdings (Nevada), Inc.

      (b)   Address of Issuer's Principal Executive Offices:

                  13-01 Pollitt Drive
                  Fair Lawn, NJ  07410

Item 2.

      (a)   Name of Person Filing:

                  This report is being filed by each of Qubit Holdings LLC and Alan Fogelman.

      (b)   Address of Principal Business Office:

                  c/o 535 Madison Avenue, 18th Floor
                  New York, NY 10022

      (c)   Citizenship:

                  Qubit Holdings LLC is a Delaware limited liability company. Alan Fogelman is a U.S. citizen.

      (d)   Title of Class of Securities:

                  Common Stock, $0.001 par value

      (e)   CUSIP Number:

                  894631 209

Item 3. If this Statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check the status of the person filing:

                  Not applicable.

Item 4.     Ownership

      (a)   Amount beneficially owned:

                  1,737,169 shares of Common Stock.

      (b)   Percent of class:

                  8.57%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:

                        -0-

            (ii)  Shared power to vote or to direct the vote:

                        1,737,169

            (iii) Sole power to dispose or to direct the
                  disposition of:

                        -0-

            (iv) Shared power to dispose or to direct the disposition of:

                        1,737,169

                  Alan Fogelman (the "Manager") is the non-member manager of Qubit Holdings LLC ("Qubit"). Pursuant to Qubit's operating agreement, the Manger has voting and dispositive power as to the securities held by Qubit.

                  On September 29, 2004 (the "Closing"), pursuant to a merger agreement and plan of reorganization, a wholly-owned subsidiary of the Issuer (formerly known as Treasure Mountain Holdings, Inc.) merged with and into Vyteris, Inc. ("Vyteris"), a privately held company, upon which the existing securities of Vyteris were exchanged for securities of the Issuer, and Vyteris became a wholly owned subsidiary of the Issuer (the "Merger"). At the Closing, in exchange for like securities of Vyteris, Qubit became entitled to (i) 7,581,564 shares of Common Stock, of which it then received 1,803,654 shares and rights certificates (the "Rights Certificates") for the remaining 5,777,910 shares; and (ii) warrants to purchase an additional 1,895,391 shares of Common Stock, at an exercise price of $0.447 per share, expiring September 28, 2009.

                  On May 2, 2005, the Issuer effected a one for 10 reverse stock split (the "Stock Split") and increased its number of authorized shares of Common Stock to enable issuance of Common Stock in exchange for the outstanding Rights Certificates. Giving effect to the Stock Split, the Company issued to Qubit 577,791 shares of Common Stock in exchange for Rights Certificates held by Qubit, aggregating total holdings of 758,156 shares of Common Stock and warrants to purchase 189,539 shares of Common Stock, at an exercise price of $4.47 per share.

                  On August 2, 2005, for the aggregate consideration of $1,000,000, the Issuer issued to Qubit a three-year senior secured convertible debenture (the "Debenture") with 8% interest per annum payable quarterly (which could, upon the occurrence of certain events, increase to 10% per annum) and with payments of principal to be made in cash or, upon the occurrence of certain circumstances, shares of Common Stock registered under the Securities Act of 1933, valued at a discount to the preceding 5-day weighted average trading price. The Debenture is convertible into 526,316 shares of Common Stock at the option of Qubit and, subject to the achievement of certain milestones, the Issuer could cause conversion or redeem the Debenture. In connection with issuance of the Debenture, Qubit is entitled to, and presently expects to receive from the Issuer, a presently-exercisable warrant to purchase 263,158 shares of Common Stock at an exercise price of $2.28 per share, expiring August 2, 2012.

                  As a result of the foregoing, as of the date hereof (and giving effect to the Stock Split), Qubit beneficially owns an aggregate of 1,737,169 shares of Common Stock. According to the Issuer's Form 10-QSB filed with the Securities and Exchange Commission on May 16, 2005, there were 19,293,858 shares of Common Stock issued and outstanding as of May 11, 2005. Based on this number, Qubit beneficially owns 8.57% of such class of securities.

                  For the reason given above, the Manager also may be deemed to beneficially own the 1,737,169 shares of Common Stock held by Qubit, representing 8.57% of such class of securities.

Item 5.     Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company or Control Person:

                  Not Applicable.

Item 8.     Identification and Classification of Members of the Group:

                  Not Applicable.

Item 9.     Notice of Dissolution of Group:

                  Not Applicable.

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 10, 2005

                              Qubit Holdings LLC


                              By:    /s/ Alan Fogelman
                                     ---------------------------
                              Name:  Alan Fogelman
                              Title: Non-Member Manager


                              Alan Fogelman

                              ---------------------------------
                              /s/ Alan Fogelman
                              Alan Fogelman